

Mail Stop 3720

July 14, 2016

George V. Hager Jr.
Chief Executive Officer
Genesis Healthcare, Inc.
101 East State Street
Kennett Square, PA 19348

> **Re:** **Genesis Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **Form 8-K**
> **Filed February 23, 2016**
> **File No. 001-33459**

Dear Mr. Hager:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business

Inpatient Services Segment, page 2

1.   You define skilled mix as the average daily number of Medicare and managed care patients served at skilled nursing facilities divided by the average daily number of total patients served at skilled nursing facilities. However, on page 53, "Skilled Mix" refers collectively to Medicare and Insurance payor sources. Please enhance your discussion to

explain the different applications of the same term and consider ways to clarify your discussion so that investors can understand your business better.

Quality of Care Measures, page 14

2. Please disclose your Star Ratings status and the material impact, if any, on your business and financial results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3. We note your disclosure on page 24 that application of the multiple procedure payment reduction (MPPR) policy has negatively affected your therapy business and will continue to do so as long as the policy is in effect. However, there is no discussion about the impact of the MPPR policy in your MD&A. Please expand your MD&A to include this information as well as a discussion of any trends or uncertainties. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

4. We note your disclosure on page 30 that your financial results have been negatively affected by lower reimbursement rates provided to Medicare Advantage patients and that this trend may continue. We further note that Medicare accounted for 26% of your revenues in 2015. Please expand your MD&A to include this information as well as a discussion of any trends or uncertainties, such as the shift from traditional fee-for-service Medicare patients to "managed" Medicare patients. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.1. of SEC Release 33-8350.

Reasons for Non-GAAP Financial Disclosure

Reconciliation of Net (Loss) Income to EBITDA, EBITDAR, page 58

5. Your presentation of a full non-GAAP income statement is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next filing. In addition, please consider this guidance in its entirety when preparing your next filing. Similarly consider this guidance in your future earnings releases.

Form 8-K filed February 23, 2016

Exhibit 99.1

6. Your disclosure of non-GAAP measures in the introduction of, and throughout your earnings release, is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please consider the guidance in its entirety when preparing the disclosures to be included in your next earnings release.

George V. Hager Jr.
Genesis Healthcare, Inc.
July 14, 2016
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications